Exhibit A

Ceragon Provides Update in Response to Business Effects of COVID-19

April 6, 2020

Ceragon Provides Update in Response to Business Effects of COVID-19 Pandemic

First quarter revenues expected to be at the range of $55.5-57 million; demand is stronger than expected - signaling a positive opportunity for the results during the remainder of 2020.

Little Falls, New Jersey, April 6, 2020 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless hauling specialist, today provided an update on the impact of the COVID-19 pandemic on its business and operations following the Company’s announcement on February 10th 2020.

As COVID-19 continues to spread globally, and as many countries have entered full or partial lockdowns, the Company is assessing the effect on its Q1 and full 2020 annual results. Revenues for the first quarter are expected to be at the range of $55.5-57 million, mainly due to delays in the pace of network rollouts and shipments, as lockdowns and other COVID-19 related measures are inevitably causing a slowdown in customers’ ability to execute on their network expansion plans.

At the same time, demand during Q1 was much stronger than anticipated, especially towards the end of the quarter, with a high book-to-bill ratio of well above 1. As much of the population remains homebound, service providers are taking action to ramp up their network infrastructure in order to cater for the substantial, unanticipated surge in network capacity demands, making 5G use-cases a reality even sooner than anticipated. This new reality is indicative of a consistent and potentially growing demand for Ceragon’s leading wireless hauling solutions and services, as telecom operators prepare for the period after the pandemic winds down.

While the company expects deliveries during the second quarter may be negatively impacted by limitations placed on business and civilian operations, management believes that the strong demand for the Company’s products and services will continue during 2020. Ceragon hopes it will be able to increase deliveries and meet accumulated demand throughout the remainder of 2020, as the measures taken by governments are anticipated to slow the spread of the pandemic and country restrictions will be gradually lifted.

“The telecommunications industry is transforming and Ceragon plays an essential role in enabling intense broadband experiences everywhere”, said Ira Palti, President and CEO. “Our customers are doing everything they can these days in order to increase network capacity and support the sudden surge in network traffic emerging from the COVID-19 pandemic. Our main objective is to help our customers scale up faster than ever. We have a responsibility to enable service providers around the globe to increase their network capacity so that they can guarantee the operational continuity of businesses, governments, first responders and education systems as well as deliver consistent consumer broadband experiences. We have successfully obtained Essential Service status in many regions around the world, which improves our ability to continue our delivery and support as best we can, still facing, of course restrictions and obstacles.

“Our top priority is to ensure that our employees and customers are safe and that the company remains resilient and agile. We have successfully transitioned into a new mode of operations to best support our customers under a firm Business Continuity Program wherein most of our employees are working partially or fully from home and other critical teams are at the office, or in the field.

“As we continue to meet the many challenges these unprecedented times present, we believe that we are facing a permanent change in the way businesses and individuals access information. The need for increased network capacity from cell sites to the network core will remain long after the current crisis is resolved and will fuel the transition to 5G, with Ceragon’s flexible wireless hauling solutions playing a leading role in this transition in 2020. We thank our customers, employees and our stakeholders all over the world for their continued support and send our sincere wishes for a quick recovery to those affected”, Mr. Palti concluded.

Additional information and details will be provided in Ceragon’s Q1 Results.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless hauling provides highly reliable, fast to deploy, high-capacity wireless hauling for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Join the discussion

Media Contact:	Investor Contact:
Tanya Solomon	Osi Sessler
Ceragon Networks	Ceragon Networks
Tel: +972-3-543-1163	Tel. +972-3-543-1047
media@ceragon.com	investor@ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk of a disruption to our and our customers’ business related to the outbreak of the novel coronavirus (COVID-19) pandemic (“Coronavirus”); the risk of Macro-Economic downturn and slowdown of development and significant decline of business that can harm our and our customers’ ability to conduct or further develop our/their business, including, cancellation, suspension or reduction in the investment in new equipment purchase, postponement or cancellation of rollout of wireless networks, postponement in the transition to 5G technologies and in the introduction of new products and capabilities, inability to deliver and perform under our contracts, disruption to our supply chain and production capacity, adverse effect on our and our customers’ financial performance, cashflow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers; the  risks relating to the concentration of a significant portion of Ceragon's expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues, including the risks of deviations from our expectations of timing and size of orders from these customers; the risk that the current slowdown in revenue from India could extend for a longer period than anticipated; the risk of delays in converting design wins into revenue as well as the expected revenue growth; risks associated with any failure to meet our product development timetable and specifications, and to maintain our technological advantage over our competitors; risks associated with any failure to effectively compete with other wireless equipment providers; the risk that the rollout of 5G services could take longer or differently than anticipated; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F, Item 3, under the caption “Risk Factors”, and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our announcements, presentations, or commentary will prove to be accurate. We do not assume any obligation to update any forward-looking statements.